Filed by GTECH S.p.A.
                                                                pursuant to Rule 425 under the Securities Act of 1933
                                                                                and deemed to be filed pursuant to Rule 14a-12
                                         under the Securities and Exchange Act
Subject Company: GTECH S.p.A.; International Game Technology
                                                     Filer’s SEC File No.: 333-146050
                                                                         Date: July 16, 2014

GTECH TO ACQUIRE IGT CREATING GLOBAL LEADER IN GAMING TECHNOLOGY AND EQUIPMENT
FOR $4.7 BILLION IN CASH AND STOCK

Combines #1 Global Lottery Business with #1 Global Gaming Equipment Company

New Company to Have Scale Across All Businesses, Geographies and Product Lines

Expects to Achieve over $280 Million in Synergies

Transaction Accretive to Cash Earnings in First Year
_____________________________
ROME, ITALY, PROVIDENCE, RI– JULY 16, 2014 – GTECH S.p.A. (ISE: GTK), the Italy-based leader in worldwide regulated gaming, today announced that it has entered into a definitive merger agreement with International Game Technology, Inc. (NYSE: IGT), a global leader in casino and social gaming entertainment, headquartered in Las Vegas, Nevada, U.S.A. Under the terms of the transaction, IGT and GTECH will combine under a newly formed holding company organized in the United Kingdom (NewCo). IGT shareholders will receive a combination of $13.69 in cash plus 0.1819 NewCo shares (subject to adjustment) for each share of IGT common stock, equal to an aggregate value of $18.25 per IGT share. GTECH shareholders will exchange each of their existing GTECH shares for one (1) newly issued ordinary share of NewCo. The aggregate transaction value is approximately $6.4 billion inclusive of the assumption of approximately $1.75 billion in existing IGT net debt.

The transaction creates the world’s leading end-to-end gaming company, uniquely positioned to capitalize on opportunities across global gaming market segments. The new company combines best-in-class content, operator capabilities, and interactive solutions, and joins IGT’s leading game library and manufacturing and operating capabilities with GTECH’s gaming operations, lottery technology and services. The agreement drives scale across all businesses, geographies and product lines and is expected to achieve more than $280 million in run-rate synergies by the third year following closing of the transaction.

Commenting on the transaction, Marco Sala, Chief Executive Officer of GTECH S.p.A. said, “This transaction is transformational for our business. With limited overlap in products and customers, the combined company will enjoy leading positions across all segments of the gaming landscape. It will increase our global scale and with a full suite of offerings and robust customer relationships across the client spectrum, the new company will have unparalleled capabilities to address the ongoing convergence across global gaming segments. Our expertise across these segments and greater ability to invest in R&D will improve player experiences and benefit our government and business clients. The transaction will significantly enhance our cash flow and financial strength, and provide clear and achievable cost and revenue synergies.”

“We are extremely pleased to reach a definitive merger agreement with GTECH as a result of our exploration of strategic alternatives to maximize shareholder value. This outstanding combination of two global leaders truly defines the future of gaming entertainment. Together we are uniquely positioned to provide the industry’s broadest and most innovative portfolio of best-in-class products, solutions and services. This strategic agreement positions us to further transform the industry while providing meaningful benefit and value to our customers, employees and shareholders,” said Patti Hart, IGT CEO. “Our dedicated employees’ commitment and innovation have enabled us to capitalize upon this opportunity, and we look forward to integrating with the GTECH team to achieve even greater levels of success.”

The combined entity would have more than $6 billion in pro forma revenues and in excess of $2 billion in pro forma EBITDA based on the last twelve trailing months as of March 31, 2014 at current exchange ratesi. The combined entity is expected to generate significant free cash flow and the transaction will be accretive on a cash earnings per share basis immediately.

Additional Transaction Details
The stock component of the purchase price is subject to adjustment with a 15 percent up and down collar based on the trading price of GTECH shares prior to the closing of the transaction, with any increase in consideration payable to IGT stockholders to be paid in cash. The transaction will include an election mechanism for IGT shareholders to elect all-stock, all-cash consideration or a mixed election, subject to proration in accordance with the terms of the merger agreement.

IGT and GTECH will combine under a newly formed UK holding company with its corporate headquarters in the United Kingdom and operating headquarters in each of Las Vegas, Providence and Rome. NewCo will be solely listed on the New York Stock Exchange (NYSE). IGT’s shares will cease trading on the NYSE and GTECH’s shares will cease to trade on the Italian Stock Exchange (Borsa Italiana).

Immediately before the GTECH-NewCo merger is completed, GTECH will transfer its Italian business into wholly-owned Italian subsidiaries which, after the merger, will become subsidiaries of NewCo.

De Agostini S.p.A. and its subsidiary DeA Partecipazioni S.p.A., holding in the aggregate approximately 59 percent of GTECH’s outstanding shares, have entered into a support agreement with IGT pursuant to which they have committed with IGT to vote in favor of the transaction and undertaken certain lock-up commitments. Certain undertakings qualifying as a “shareholders agreement” with respect to GTECH, will be published in accordance with Article 122 of the Italian Unified Financial Act and implementing regulations.

As a result of the transaction, it is anticipated that existing IGT and GTECH shareholders will own approximately 20 percent and 80 percent, respectively (assuming no withdrawal rights are exercised), of

NewCo’s ordinary shares and De Agostini is expected to hold approximately 47 percent of NewCo’s outstanding ordinary shares.

The transaction, which has been approved by the boards of directors of both companies, is currently expected to be completed in the first or second quarter of 2015. The transaction is subject to the receipt of required antitrust and gaming clearances, approval by each of the IGT and GTECH shareholders, and other customary conditions. The GTECH-NewCo merger will trigger the withdrawal right of GTECH shareholders not approving the transaction in the meeting of GTECH shareholders. GTECH can terminate the Merger Agreement and not proceed to the closing of the transaction, inter alia, in the event that withdrawal rights are exercised in excess of 20 percent of GTECH share capital. GTECH expects to finance the cash portion of the consideration through a combination of cash on hand and new financing. In connection with entering into the transaction, GTECH has received binding commitments totaling $10.7 billion from Credit Suisse, Barclays and Citigroup to finance the transaction, including refinancing certain existing indebtedness.

Governance
Upon the closing of the transaction, the initial board of directors of NewCo will be comprised of 13 directors including Marco Sala, GTECH’s Chief Executive Officer, who will serve as the Chief Executive Officer of NewCo; five directors to be appointed by IGT from IGT’s existing board of directors, including Phil Satre, IGT’s Chairman, who will serve as Chairman of NewCo, Patti Hart, IGT’s current Chief Executive Officer, who will serve as a Vice-Chairman, and three additional independent directors and six directors to be appointed by De Agostini, at least four of whom will be independent and one of whom will serve as a Vice-Chairman and one independent director mutually agreed by GTECH and IGT. NewCo will comply with NYSE corporate governance listing standards applicable to non-controlled, U.S. domestic issuers. The UK Takeover Panel has confirmed that NewCo will not be subject to the UK Takeover Code.

In addition, to encourage long-term share ownership and to facilitate the realization of the benefits to be achieved through the combination, NewCo will implement a loyalty share program that will offer all NewCo shareholders (at the closing of the transaction and thereafter) that hold their NewCo ordinary shares continuously for at least three years, the right to receive 1 (non-transferable) special voting share per NewCo ordinary share carrying 0.9995 votes per share.

Credit Suisse is acting as lead financial advisor to GTECH and left lead arranger and bookrunner for the acquisition financing for the transaction; Barclays and Citigroup are also financial advisors to GTECH and, together with Credit Suisse, are acting as joint lead arrangers, joint bookrunners and co-syndication agents of the acquisition financing.

Wachtell, Lipton, Rosen & Katz, Clifford Chance LLP and Lombardi Molinari Segni are serving as legal advisors to GTECH in connection with the transaction. Morgan Stanley is providing financial advice, and Sidley & Austin LLP and Allen & Overy are acting as legal advisors to IGT.

Investor Call
GTECH will hold an investor conference call to discuss the combination today at 2:00 a.m. (Eastern Time). To access the call, please use one of the following dial-in numbers: 877-546-5018 (U.S. and Canada), 39 0666053188 (Italy) and 857-244-7550 (International), and enter the Conference ID number: 84883561.

A live broadcast of the conference call will be available online by visiting GTECH.com and clicking on the “Investor Relations” tab on its website, or by visiting http://edge.media-server.com/m/p/fhpycz96/lan/en. Related presentation materials will be posted to the company’s “Investor Relations” section in Adobe Acrobat format prior to the call.

A telephone replay of the call will be available until July 23, 2014. The replay dial-in numbers are 888-286-8010 (U.S. and Canada) and 617-801-6888 (International), and the Conference ID number is 68896648.In addition, the call will be archived on the companies’ web sites in the “Investor Relations” sections.

About GTECH
GTECH S.p.A. is a leading commercial operator and provider of technology in the regulated worldwide gaming markets, delivering best-in-class products and services, with a commitment to the highest levels of integrity, responsibility, and shareholder value creation. The Company is listed on the FTSE MIB at the Italian Stock Exchange under the trading symbol “GTK” and is majority owned by De Agostini S.p.A. In 2013, GTECH had approximately €3.1 billion in revenues and 8,600 employees with operations in approximately 60 countries. For more information, please visit www.gtech.com.

About IGT
International Game Technology (NYSE: IGT) is a global leader in casino gaming entertainment and continues to transform the industry by translating casino player experiences to social, mobile and interactive environments for markets around the world. IGT's acquisition of DoubleDown Interactive provides engaging social casino style entertainment to more than 6 million players monthly. The company had revenues of $2.34 billion and adjusted EBITDA of $842.6 million as of fiscal year end 2013. More information about IGT is available at IGT.com or connect with IGT at @IGTNews or facebook.com/IGT. Anyone can play at the DoubleDown Casino by visiting http://apps.facebook.com/doubledowncasino or doubledowncasino.com

Important Information for Investors and Shareholders
This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction. NewCo will file with the SEC a registration statement on Form F-4, which will include the proxy statement of IGT that also constitutes a prospectus of NewCo (the “proxy statement/prospectus”). INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IGT, GTECH, NEWCO, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties by contacting Investor Relations, IGT (for documents filed with the SEC by IGT) or Investor Relations, GTECH (for documents filed with the SEC by NewCo).

Italian CONSOB Regulation No. 17221
Pursuant to Article 6 of the CONSOB Regulation no. 17221 of March 12, 2010 (as amended, the “CONSOB Regulation”), NewCo is a related party of GTECH, being a wholly owned subsidiary of GTECH.

The merger agreement providing for the GTECH-NewCo merger – which exceeds the thresholds for “significant transactions” pursuant to the Regulation – was approved [unanimously] by the GTECH board of directors.

The merger agreement and] the GTECH-NewCo merger are subject to the exemption set forth in Article 14 of the CONSOB Regulation and Article 3.2 of the “Disposizioni in materia di operazioni con parti correlate” (“Procedures for transactions with related parties”) adopted by GTECH on July 28, 2011 and published on its website (www.gtech.com). Pursuant to this exemption, GTECH will not publish an information document (documento informativo) for related party transactions as provided by Article 5 of the CONSOB Regulation. Prior to the meeting of GTECH shareholders, GTECH will publish an information document pursuant to Article 70, paragraph 6, of the CONSOB Regulation on Issuers (CONSOB Regulation no. 11971 of May 24, 1999, as amended), in accordance with applicable terms.

Participants in the Distribution
IGT, GTECH and NewCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of IGT in respect of the proposed transactions contemplated by the proxy statement/prospectus. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the shareholders of IGT in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding IGT’s directors and executive officers is contained in IGT’s Annual Report on Form

10-K for the year ended September 28, 2013 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC.

Cautionary Statement Regarding Forward Looking Statements
This press release contains forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning IGT, GTECH, NewCo, the proposed transactions and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of IGT and GTECH as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or similar words, phrases or expressions. These forward-looking statements are subject to various risks and uncertainties, many of which are outside the parties’ control. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include failure to obtain applicable regulatory or shareholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; reductions in customer spending, a slowdown in customer payments and changes in customer demand for products and services; unanticipated changes relating to competitive factors in the industries in which the companies operate; ability to hire and retain key personnel; the potential impact of announcement or consummation of the proposed transactions on relationships with third parties, including customers, employees and competitors; ability to attract new customers and retain existing customers in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their customers; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in IGT’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the Securities and Exchange Commission (the “SEC”) and those described in GTECH’s annual reports, registration documents and other documents filed from time to time with the Italian financial market regulator (CONSOB). Except as required under applicable law, the parties do not assume any obligation to update these forward-looking statements. Nothing in this announcement is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per GTECH share or IGT share for the current or any future financial years or those of the combined group, will necessarily match or exceed the historical published earnings per GTECH share or IGT share, as applicable.

CONTACTS:
Sard Verbinnen & Co.
Stephanie Pillersdorf/Margaret Popper/Carissa Felger
212-687-8080

GTECH S.p.A
Simone Cantagallo
T. (+39) 06 51899030

16 July 2014
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i Assumes a USD/EUR exchange rate of 1.36. GTECH reports its financial results under International Financial Reporting Standards, while IGT reports its financial results under U.S. Generally Accepted Accounting Principles.